SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28897; File No. 812-13630]

Alpine Global Dynamic Dividend Fund, et al.; Notice of Application

September 4, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-

end investment companies to make periodic distributions of long-term capital gains with

respect to their outstanding common shares as frequently as twelve times each year, and

as frequently as distributions are specified by or in accordance with the terms of any

outstanding preferred shares that such investment companies may issue.

Applicants: Alpine Global Dynamic Dividend Fund ("AGD"), Alpine Total Dynamic

Dividend Fund ("AOD"), Alpine Global Premier Properties Fund ("AWP") and Alpine

Woods Capital Investors, LLC (the "Investment Adviser").

Filing Dates: The application was filed on February 4, 2009 and amended on July 31,

2009 and September 1, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by

5:30 p.m. on September 29, 2009, and should be accompanied by proof of service on

applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing

requests should state the nature of the writer's interest, the reason for the request, and the

issues contested. Persons who wish to be notified of a hearing may request notification

by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, 2500 Westchester Avenue, Suite 215,

Purchase, New York 10577.

For Further Information Contact: Jill Ehrlich, Attorney Adviser, at (202) 551-6819, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for

the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.	AGD, AOD and AWP, each a Delaware statutory trust, are closed-end

management investment companies, registered under the Act.[1] The common shares of

AGD, AOD and AWP are listed on the New York Stock Exchange. Applicants believe

that the shareholders of each Fund are generally conservative, dividend-sensitive

investors who desire current income periodically and may favor a fixed distribution

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[1] AGD, AOD and AWP are the only closed-end investment companies that currently intend to rely on the order. Applicants request that the order also apply to each registered closed-end investment company that in the future: (a) is advised by the Investment Adviser (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with the Investment Adviser; and (b) complies with the terms and conditions of the application (collectively with AGD, AOD and AWP, "Funds"). A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

policy. Although AGD, AOD and AWP have no current intention to do so, each is authorized to issue preferred shares.

2.   The Investment Adviser is a Delaware limited liability company registered under the Investment Advisers Act of 1940 ("Advisers Act"). The Investment Adviser serves as investment adviser to AGD, AOD and AWP and is responsible for their overall management. Each Fund will be advised by an investment adviser that is registered under the Advisers Act.

3.   Applicants state that, prior to the organizational meeting of each of AGD, AOD and AWP, held on June 23, 2006, December 18, 2006 and March 12, 2007, respectively, the board of trustees (the "Board") of each of AGD, AOD and AWP, including a majority of the members who are not "interested persons" of each Fund as defined in section 2(a)(19) of the Act (the "Independent Trustees"), reviewed information regarding the purpose and terms of the proposed distribution policy, the likely effects of such policy on each Fund's long-term total return (in relation to market price and net asset value ("NAV") per share), the relationship between each Fund's distribution rate on its common shares under the policy and such Fund's total return (in relation to NAV per share). Applicants state that the Independent Trustees also considered what conflicts of interest the Investment Adviser, the affiliated persons of the Investment Adviser and each Fund might have with respect to the adoption or implementation of the proposed periodic distribution policy. Applicants further state that, after considering such information, the Board, including the Independent Trustees, of each of AGD, AOD and AWP approved the proposed periodic distribution policy with respect to such Fund's common shares (the "Plan") and determined that the Plan is consistent with such Fund's investment objectives

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and in the best interests of such Fund's common shareholders. Prior to implementing the Plan, the Board of each of AGD, AOD and AWP, including the Independent Trustees, will review the factors considered in connection with its approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with the Fund's investment objectives and policies and in the best interests of such Fund's common shareholders.

4.	Applicants state that the purpose of the Plan of each of AGD, AOD and AWP is to permit such Fund to distribute over the course of each year, through monthly distributions as nearly equal as practicable and any required special distributions, an amount closely approximating the total taxable income of such Fund during such year and, if so determined by its Board, all or a portion of the returns of capital paid by portfolio securities to such Fund during such year. Applicants represent that, in accordance with the Plan of each Fund, the Fund would distribute to its common shareholders a fixed monthly amount, but reserves the right to distribute an amount equal to a fixed percentage of the market price or of the NAV per share of the Fund's common shares at a particular point in time, any of which may be adjusted from time to time. Applicants state that, under each Plan, the minimum annual distribution rate with respect to such Fund's common shares would be independent of the Fund's performance during any particular period, but would be expected to correlate with the Fund's performance over time. Applicants explain that, except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of the Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 ("Code") for the

calendar year, each distribution on the common shares would be at the stated rate then in effect.

5.   Applicants state that at the meeting held on September 22, 2008, each Board adopted policies and procedures under rule 38a-1 that are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by rule 19a-1 and by condition 2(a) below, and that all other written communications by AGD, AOD or AWP or its agents regarding distributions under the Plan include the disclosure required by condition 3(a) below. Applicants state that each Board also adopted policies and procedures that require each Fund to keep records that demonstrate its compliance with all of the conditions of the order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1.   Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once each year. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a supplemental "clean up" distribution made pursuant to section 855 of the Code not exceeding 10% of the aggregate amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.   Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.   Applicants state that one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital. Applicants state that the same information is included in each Fund's annual report to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder, if preferred shares are issued by one or more Funds, who received distributions during a particular year (including shareholders who have sold shares during the year).

4.   Applicants further state that each of AGD, AOD and AWP will make the additional disclosures required by the conditions set forth below, and each of them has adopted compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders. Applicants argue that rule 19a-l, the Plans, the Funds' compliance policies and the conditions listed

below ensure that each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Applicants also state that compliance with the Funds' compliance procedures and condition 3 set forth below will ensure that prospective shareholders and third parties are provided with the same information. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford shareholders no additional protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants assert that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through monthly distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAVs. Applicants believe that this discount may be reduced if the Funds are permitted to pay

relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.

7.　　Applicants assert that the application of rule 19b-1 to the Plans actually could have inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the Fund can pay all of its remaining distributions in accordance with rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants thus assert that the limitation on the number of capital gain dividends that a Fund may make with respect to any one year, may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the monthly distributions that may include such capital gains under the rule.

8.　　Applicants also assert that rule 19b-1 may force the fixed regular periodic distributions to be funded with returns of capital[2] (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund's long-term capital gains within the limits in rule 19b-1, a Fund may be required to

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[2] Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants thus assert that the requested order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common shares and preferred shares outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred shares issued by a closed-end fund. Applicants assert that such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred shares, which entitle a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like debt securities, are priced based upon their liquidation value, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

12.   Applicants request an order pursuant to section 6(c) of the Act granting an exemption from section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to make periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund's preferred shares.[3]

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Compliance Review and Reporting. Each Fund's chief compliance officer will (a) report to the Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the order and (ii) a material compliance matter (as defined in rule 38a-l(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

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[3] In order to rely on the order, a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the Board of such future Fund and will be made at a future time.

2. Disclosures to Fund Shareholders

(a)   Each 19(a) Notice disseminated to the holders of each Fund's common shares, in addition to the information required by section 19(a) and rule 19a-l:

(i)   Will provide, in a tabular or graphical format:

(1)   the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)   the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)   the average annual total return in relation to the change in NAV per share for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)   the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution

record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) will include the following disclosure:

(1)   "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

(2)   "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'"[4] and

(3)   "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."

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[4] The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)   On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the Fund will:

   (i)   describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

   (ii)   include the disclosure required by condition 2(a)(ii)(l) above;

   (iii)   state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

   (iv)   describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

(c)   Each report provided to shareholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3.   Disclosure to Common Shareholders, Prospective Common Shareholders and Third Parties:

(a)   Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make

such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)   Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)   Each Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4. <u>Delivery of 19(a) Notices to Beneficial Owners</u>: If a broker, dealer, bank or other person ("financial intermediary") holds common shares issued by a Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5. <u>Additional Board Determinations for Funds Whose Shares Trade at a Premium</u>:

If:

(a)   A Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)   A Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)   At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)   will request and evaluate, and the Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)   will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(l) above; including, without limitation:

(A)   whether the Plan is accomplishing its purpose(s);

(B)   the reasonably foreseeable material effects of the Plan on the

Fund's long-term total return in relation to the market price and NAV of the Fund's

common shares; and

(C)   the Fund's current distribution rate, as described in condition 5(b)

above, compared with the Fund's average annual taxable income or total return over the

2-year period, as described in condition 5(b), or such longer period as the Board deems

appropriate; and

(3)   based upon that determination, will approve or disapprove the

continuation, or continuation after amendment, of the Plan; and

(ii)   The Board will record the information considered by it, including its

consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its

approval or disapproval of the continuation, or continuation after amendment, of the Plan

in its meeting minutes, which must be made and preserved for a period of not less than

six years from the date of such meeting, the first two years in an easily accessible place.

6. Public Offerings: A Fund will not make a public offering of the Fund's common

shares other than:

(a)   a rights offering below NAV to holders of the Fund's common shares;

(b)   an offering in connection with a dividend reinvestment plan merger,

consolidation, acquisition, spin off or reorganization of the Fund; or

(c)   an offering other than an offering described in conditions 6(a) and 6(b) above,

provided that, with respect to such other offering:

(i)　　　the Fund's annualized distribution rate for the six months ending on the last

day of the month ended immediately prior to the most recent distribution record date,[5]

expressed as a percentage of NAV per share as of such date, is no more than 1 percentage

point greater than the Fund's average annual total return for the 5-year period ending on

such date;[6] and

(ii)　　　the transmittal letter accompanying any registration statement filed with the

Commission in connection with such offering discloses that the Fund has received an

order under section 19(b) to permit it to make periodic distributions of long-term capital

gains with respect to its common stock as frequently as twelve times each year, and as

frequently as distributions are specified by or determined in accordance with the terms of

any outstanding preferred shares as such Fund may issue.

7. Amendments to Rule 19b-1: The requested order will expire on the effective date of

any amendments to rule 19b-1 that provide relief permitting certain closed-end

investment companies to make periodic distributions of long-term capital gains with

respect to their outstanding common shares as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary

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[5] If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[6] If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.